UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached hereto as exhibits to this report on Form 6-K and incorporated by reference herein are the Registrant’s immediate report dated June 11, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant)

By:	/s/ Nir Peles
Nir Peles
CFO

Dated: June 11, 2012

BluePhoenix to Sell Knowledge Management Business

Sale of subsidiary Improves BluePhoenix’s Balance Sheet and continues to focus company on Legacy Modernization.

Herzelia, Israel, June 11th, 2012 –BluePhoenix Solutions (NASDAQ: BPHX), the leading provider of legacy IT modernization solutions, today announced that it has entered into an agreement for the sale of its subsidiary BluePhoenix  Knowledge Management Systems.

BluePhoenix will use the proceeds of the sale to continue to pay down the debt of the company leaving less than $0.6 million dollars in total outstanding loans to the banks. The structure of the deal includes cash and a combination of future professional services and consulting fees.

This sale is part of the strategic plan of the company to focus on the Legacy Modernization business.  “We are going back to our core business of converting legacy systems to modern platforms where we have industry leading technology and world class experts” says Matt Bell, President of BluePhoenix.

The closing is subject to certain terms and conditions specified in the agreement.